CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/17___ AND ENDING ___6/30/18___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cresta Westhall LLP**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Saville Row,
                                                        (No. and Street)

London	UK	W1S 3PN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Pound   44 20 7371 9691
                                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co.
                        (Name – if individual, state last, first, middle name)

C-7/227, Sector-7, Rohini	New Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Pound, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresta Westhall LLP, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed in my presence and sworn before me:





Signature

Principal

Title

Notary Public

David John Guille
Notary Public
Office 5 Fairbank
Studios
75/81 Burnaby Street
Chelsea London
SW10 0NS England



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTA WESTHALL LLP

JUNE 30, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

AJSH & Co LLP
Chartered Accountants
(Formerly known as "AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Partners of
Cresta Westhall LLP

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Cresta Westhall LLP (the "Partnership"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Partnership as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.



AJSH & Co LLP

AJSH & Co LLP

We have served as the Partnership's Auditor since 2017.
New Delhi, India
August 16, 2018

CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS		
Cash & cash equivalents	$	93,152
Commission receivable		608,102
Deposits held with FINRA		5,054
Prepaid expenses		2,754
Total assets	$	709,062
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accounts payable	$	8,769
Due to affiliates		21,306
		30,075
Partners' Capital		678,987
Total liabilities and partners' capital	$	709,062

See notes to the financial statement

CRESTA WESTHALL LLP

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC").FINRA granted the Partnership membership effective June 17, 2013. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Partnership will not hold customer funds or safekeep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Partnership earns commissions as a distributor of subscriptions in various funds to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK individuals or other UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets & liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions are included in current results of operations in the accompanying statement of income.

Subsequent events
The Partnership has evaluated subsequent events through August 16, 2018, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Partnership to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Partnership is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2018, the Partnership had net capital, as defined, of $61,510, which exceeded the required minimum net capital of $5,000 by $56,510. Aggregate indebtedness at June 30, 2018 totaled $30,075. The Partnership's percentage of aggregate indebtedness to net capital was 48.89%.

4. RELATED PARTY TRANSACTIONS

Pursuant to a management services agreement, effective July 1, 2017, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

5. CONCENTRATIONS

The Partnership received 99% of its revenue from 6 customers and the other 1% from other fund managers during the year ended June 30, 2018.